EXHIBIT 2.1

SECOND AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This Second Amendment to Agreement and Plan of Merger (this "Amendment") is made and entered into as of June 20, 2009 by and among Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company"), Hebron LLC, a Delaware limited liability ("Parent"), Desert Mountain Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent ("MergerSub") and David B. Pomeroy, II, an individual ("Buyer").  Capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to such terms in that certain Agreement and Plan of Merger dated as of May 19, 2009, as amended by the First Amendment to Agreement and Plan of Merger dated June 8, 2009 (collectively, the "Merger Agreement") by and among Parent, Merger Sub, the Company and with respect to Sections 7.01(c), 7.08, 7.10, 9.03(e) and 9.03(f) only, Buyer.

Recitals

A.          Parent, Merger Sub, the Company and Buyer previously entered into the Merger Agreement.

B.           Parent, Merger Sub, the Company and Buyer now desire to further amend the Merger Agreement as set forth herein.

C.           The Merger Agreement may be amended pursuant to Section 10.04 thereof by the parties thereto by action taken by their respective boards of directors (or similar governing body or entity) at any time prior to the Effective Time.

Agreement

In consideration of the premises and mutual agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree to amend the Merger Agreement as follows:

1.           Amendment to the First Whereas Paragraph.  The first Whereas paragraph shall be amended such that the reference to "$5.02 per share" contained in Subsection (ii) of the first Whereas paragraph is hereby deleted in its entirety and replaced with "$6.00 per share".

2.           Amendment to Section 1.01.  Section 1.01 of the Merger Agreement shall be amended such that the following definition of "ESPP" is hereby inserted:

""ESPP" means the Company's 1998 Employee Stock Purchase Plan, as amended."

3.           Amendment to Section 1.01.  Section 1.01 of the Merger Agreement shall be amended such that the definition of "Expenses" is hereby deleted in its entirety and replaced with the following:

   ""Expenses" shall mean all out-of-pocket expenses, including all fees and expenses of accountants, investment bankers, legal counsel, financing sources and consultants incurred by a party or on its behalf in connection with or related to the transactions contemplated by this Agreement and any amendment thereto, Acquisition Proposal, Superior Proposal or Company Adverse Recommendation Change."

4.           Amendment to Section 3.01(e).  Section 3.01(e) of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

(e)          Each share of Company Restricted Stock that is vested or becomes vested as of the Effective Time shall be considered an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive the Company Common Stock Merger Consideration.  The term "Company Restricted Stock" shall mean any outstanding share awards that were granted pursuant to each of the Company's 2002 Amended and Restated Stock Incentive Plan, 2002 Amended and Restated Outside Directors' Stock Option Plan and ESPP (collectively, the "Incentive Plans").  Each share of Company Restricted Stock that is not vested as of the Effective Time shall be forfeited and cancelled.

5.           Amendment to Section 6.01(c).  Section 6.01(c) of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

(c)           (i) except as set forth in Section 6.01(c) of the Disclosure Schedule, authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock of the Company or any Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Subsidiary, other than the issuance of Company Common Stock upon exercise of Company Stock Options or vesting of Company Restricted Stock outstanding on the date of this Agreement or Company Common Stock issued pursuant to the ESPP with respect to the six-month offering period beginning January 1, 2009; (ii) adopt any new incentive plan or any equity based compensation plan; (iii) repurchase, redeem or otherwise acquire any securities or equity equivalents except in connection with the exercise of Company Stock Options or the vesting of Company Restricted Stock or the lapse of restrictions on Company Restricted Stock; (iv) reclassify, combine, split, or subdivide any stock of the Company or any Subsidiary; or (v) set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the capital stock of the Company or any Subsidiary;

6.           Amendment to Article VI.  Article VI of the Merger Agreement shall be amended such that the following new Section 6.02 is hereby inserted:

"Section 6.02 ESPP.  With respect to the ESPP, the Company (i) shall not permit any new offering periods under such plan to be initiated after the date hereof, (ii) shall take such actions as permitted under such plan to cause accumulated payroll deductions to purchase Company Common Stock and any open offering period to terminate on June 30, 2009 and (iii) shall cause such plan to be terminated as of the Effective Time. The Company Board (or, if appropriate, any committee thereof administering the ESPP) shall adopt such resolutions or take such other actions as may be required to effect the foregoing within 3 business days after the date hereof."

7.           Amendment to Section 7.01(b).  The first sentence of Section 7.01(b) of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

"(b)           As soon as reasonably practicable following the date of this Agreement, the Company shall (i) prepare and file with the SEC the preliminary Proxy Statement and Schedule 13E-3, which filing shall be no later than June 30, 2009, (ii) mail to its stockholders the Proxy Statement a sufficient time prior to the Company Stockholders Meeting, which shall be held no later than 45 days after the date that the Company is able to file its definitive Proxy Statement with the SEC, and (iii) otherwise comply in all material respects with all legal requirements applicable to the Company Stockholders Meeting."

8.           Amendment to Section 7.11.  Section 7.11 of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

"Section 7.11 Company's Expenses and Obligations.  The Company agrees that on or before the Closing it will have paid all of the Company's expenses resulting from the process followed by the Company to make the determination to enter into this Agreement and any amendment thereto, including but not limited any and all expenses related to any Acquisition Proposal, Superior Proposal or any Company Adverse Recommendation Change, and any obligations to any third party arising from the Company's entry into this Agreement and any amendment thereto, and the consummation of the Merger and the other transactions contemplated by this Agreement and any amendment thereto, including but not limited to, the change in control bonus payments required by the Special Control Bonus Agreements (which may be deposited into escrow in accordance with Section 14 of the Special Change in Control Bonus Agreements), the expenses of the attorneys of the Special Committee of the Company Board, accounting expenses associated with the Merger and the other transactions contemplated thereby, including the Proxy Statement, the Schedule 13E-3 and respective amendments thereto, the Company Financial Advisor and other representatives of or advisors to the Company (collectively "Company Closing Obligations and Expenses").  After payment of the Company Closing Obligations and Expenses, the aggregate book value of the Company's cash and cash equivalents, certificates of deposit, other marketable securities, and trade accounts receivable shall not be less than $90.0 million (excluding any proceeds the Company receives upon the exercise of Company Stock Options exercised between the date hereof and the Effective Time)."

9.           Amendment to Section 9.01(i).  Section 9.01(i) of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

"(i)         by Parent, if any of the following occur: (A) the number of outstanding shares of Company Common Stock as of the Effective Time (after giving effect to the acceleration of vesting of Company Restricted Stock immediately before the Effective Time and the forfeiture of the unvested shares of Company Restricted Stock at the Effective Time, but excluding (x) the number of shares of Company Common Stock issued upon the exercise of Company Stock Options exercised between the date hereof and the Effective Time and (y) Company Common Stock issued pursuant to the ESPP with respect to the six-month offering period beginning January 1, 2009) exceeds 9,760,000 shares; (B) the sum of (x) the number of outstanding shares of Company Common Stock as of the Effective Time (after giving effect to the acceleration of vesting of Company Restricted Stock immediately before the Effective Time and the forfeiture of the unvested shares of Company Restricted Stock at the Effective Time, but excluding Company Common Stock issued pursuant to the ESPP with respect to the six-month offering period beginning January 1, 2009) plus (y) the number of shares of Company Common Stock issued upon exercise of all Company Stock Options with an exercise price equal or less than the Company Common Stock Merger Consideration exceeds 10,170,000 shares; (C) no more than 80,000 shares of Company Common Stock shall have been issued pursuant to the ESPP during the six-month offering period beginning January 1, 2009, (D) as of the date within five (5) days prior to the Effective Time that the Company provides supporting documentation for the following calculation, the aggregate book value of the Company's cash and cash equivalents, certificates of deposit, other marketable securities, and trade accounts receivable, excluding the amount of any proceeds the Company receives upon the exercise of Company Stock Options exercised between the date hereof and the Effective Time, is less than $90,000,000; (E) a Significant Customer identified on Exhibit C informs the Company in writing, or any of the individuals on Exhibit A orally, that it will not be purchasing more than an insignificant amount of products or services from the Company for the foreseeable future (provided that the foregoing shall not apply to notification from any such customer that it intends to defer purchases from the Company to a later period); or (F) the Company loses the ability to purchase through an authorized channel products branded by a supplier identified on Exhibit D.

10.           Amendment to Section 9.03(d).  Section 9.03(d) of the Merger Agreement shall be amended such that it is hereby deleted in its entirety and replaced with the following:

"(d)        For purposes of this Agreement, "Company Termination Fee" means an amount equal to $2,145,844; provided, however, that if (i) the Company terminates this Agreement pursuant to Section 9.01(h) in favor of an Acquisition Proposal with an Excluded Party, or (ii) if Parent terminates this Agreement pursuant to Section 9.01(f)(i) because of a Company Adverse Recommendation Change related to an Acquisition Proposal with an Excluded Party, then in each case the Company Termination Fee means an amount equal to $979,178.

11.           Disclosure Schedule. All references in the Agreement to the Disclosure Schedule shall refer to the Disclosure Schedule delivered by the Company to Parent concurrently with the execution of this Amendment.

12.           Effect of Amendment.  Except as and to the extent expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect.

13.           Counterparts.  This Amendment may be executed and delivered in two or more original, facsimile or ..PDF counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, MergerSub, Buyer and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

Hebron LLC, a Delaware limited liability company

By	/s/ David B. Pomeroy, II
Title: Member

Desert Mountain Acquisition Co., a Delaware corporation

By	/s/ David B. Pomeroy, II
Title: President

Pomeroy IT Solutions, Inc., a Delaware corporation

By	/s/ Christopher C. Froman
Title: President and Chief Executive Officer

David B. Pomeroy, II

/s/ David B. Pomeroy, II